

Mail Stop 4720

September 10, 2015

Via E-mail
Halford W. Johnson
Chief Financial Officer
Capstone Financial Group, Inc.
8600 Transit Road
East Amherst, NY 14051

> **Re:** **Capstone Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed April 30, 2015**
> **Form 10Q for the Quarterly Period Ended June 30, 2015**
> **Filed August 13, 2015**
> **File No. 000-54905**

Dear Mr. Johnson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 1A. Risk Factors, page7

1. Please revise future filings to explain why you are required to carry your strategic investments at market value as disclosed on page 11. Please provide us with your proposed disclosures.

Item9A. Controls and Procedures

Internal Controls Over Financial Reporting, page 20

2. We note that your internal controls over financial reporting were not effective at December 31, 2014 or June 30, 2015. Please tell us and revise future filings to discuss your current plans or actions already undertaken, if any, to remediate the material weaknesses in your internal controls.

Note 2 – Summary of Significant Accounting Polices, page 38

3. It appears you are using the fair value option to account for your investment in Twinlab common stock. If so, please revise future filings to disclose the reasons you elected the fair value option and the percentage ownership of Twinlab. Refer to ASC 825-10-50-28 and 29 for guidance. Please provide us with your proposed disclosures.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Financial Statements

Note 4 – Fair Value Measurements, page 8

4. We note your disclosure that you use the Black-Scholes and Monte Carlo valuation models. Please revise future filings to more clearly describe the valuation technique you use (e.g. – Black-Scholes, Monte Carlo, etc.) for each significant class of derivative measured at fair value on a recurring basis. Refer to ASC 820-10-50-2bbb for guidance. Please provide us with your proposed disclosures.

5. We note your disclosure of significant unobservable inputs on page 9. Please revise future filings to disclose quantitative information in a tabular format about the significant unobservable inputs used in each fair value measurement categorized within Level 3 of the fair value hierarchy at each period end presented. Refer to ASC 820-10-50-2bbb for guidance. Please provide us with your proposed disclosures.

6. We note your disclosure that changes to any unobservable inputs in isolation would result in fluctuations in the fair value measurements on page 9. Please revise future filings to explain the sensitivity of each fair value measurement to changes in each unobservable input in more detail focusing on the inputs that create the most variability in fair value. Please provide us with your proposed disclosures.

7. On page 9 you disclose that your investment in Twinlab common stock at December 31, 2014 and June 30, 2015 was valued based on subsequent transactions with unrelated third parties. Please provide us a schedule detailing the date, number of shares, price per share, and counterparty for each sale of Twinlab common stock in 2014 and 2015.

Please provide us any other information used to support your valuation of Twinlab common stock at December 31, 2014 and June 30, 2015.

8. It appears that Twinlab common stock began trading in the OTC Markets PK, under the symbol TLCC on May 7, 2015. You disclose on page 21 that you valued each share of Twinlab common stock at $0.76 at December 31, 2014 and June 30, 2015. Please tell us how you considered the publically available trade data in your fair value measurement at June 30, 2015. If you did not use the publically available trade data in your fair value measurement, please tell us why.

9. You disclose on page 18 that you had restricted and unrestricted common shares of Twinlab. Please revise future filings and tell us the significant terms of the restrictions. Please tell us all the facts and circumstances related to the differences in your valuation for restricted and unrestricted shares. Specifically, tell us the amount of the discount on the restricted shares. If you did not have a discount, please tell us how you considered the guidance in ASC 820-10-55-52.

Note 6 – Investments, at Fair Value, page 10

10. We note your summary of changes in fair value amounts of the financial instruments classified within Level 3 for the three and six months ended June 30, 2015 on page 14. Please revise this disclosure in future filings to disclose the information required in ASC 820-10-50-2c in separate line items on a gross basis. For example, you should have separate line items for sales, purchases, settlements/exercises and total gains or losses for the period recognized in earnings. Please provide us with your proposed disclosures and reconcile this information to amounts recognized in your income statement for each period presented.

11. Please revise future filings to disclose the amount of the total gains or losses included in earnings disclosed in your summary of changes in fair value amounts of the financial instruments classified within Level 3 disclosure that are attributable to the change in unrealized gains or losses relating to those assets and liabilities held at the end of the reporting period. Refer to ASC 820-10-50-2c for guidance. Please provide us with your proposed disclosures.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

12. You disclose on page 17 that you sold 3,976,647 units of Twinlab securities which consisted of one share of unrestricted common stock and a detachable call option to purchase one share of restricted common stock at a strike price of $1.00. The sale price per unit was $0.76. We also note that you valued Twinlab common stock at $0.76 per share during 2015. Please tell us and revise future filings to explain how you determine the pricing of your Twinlab security units considering the combined market value of

one share of common stock and a detachable call option appears to be greater than $0.76.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Schroeder, Staff Accountant, at (202) 551-3294 or me at (202) 551-3437 with any questions.

Sincerely,

/s/ Michael C. Volley

Michael C. Volley
Staff Accountant
Office of Financial Services I